Exhibit 4.24

Free translation for information purposes only

LEASE	10/15/2015

AXISPARC

Office building located at

2 rue Edouard Belin, 1435 Mont St Guibert

NON-COMMERCIAL LEASE AGREEMENT – 2,284 m2

BETWEEN:	Immobilière Belin 2 SA, with head office at 2/1.1, rue Fond Cattelain, 1435 Mont St Guibert,

Represented by Mr. Henri Fischgrund, Chief Executive Officer,

Hereinafter the Lessor,

AND:	Celyad SA, with head office at 12 rue Edouard Belin

1435 Mont-Saint-Guibert, represented by Christian Homsy, Chief Executive Officer,

Hereinafter the Lessee,

IT IS HEREBY AGREED AS FOLLOWS:

Article 1: Axisparc

1.1.	Axisparc is a business park comprising 4 zones.

• Zone 1:	Axisparc Offices: 9 buildings housing over 30,000 m2 of office space.

• Zone 2:	Axisparc Service Center: 1 building housing restaurant facilities + day care center + fitness center + conference rooms.

• Zone 3:	Axisparc High Tech: office buildings, workshops and laboratories mainly intended for SME’s.

• Zone 4:	Axisparc New Tech: office buildings and laboratories mainly intended for large businesses.

1.2.	The building covered by this lease agreement is located in zone 3.

This zone, as well as zone 4, is under co-ownership and the users and occupants of the premises are bound by the co-ownership regulations, which are entitled: Axisparc Technology Specifications (see appendix 1).

1.3.	The building covered by this lease agreement shall be built by the Lessor on the land located at 2-4 rue Belin, Mont St Guibert.

The building’s proportional share within Axisparc Technology is 10.01%. The proportional share of the building occupy by the Lessee is 2.284/4.974.

Article 2: Leased premises

a)	The Lessor shall lease to the Lessee, who accepts:

•	Offices located on the ground and first floor of the buildings A & C (appendix 2)

•	60 parking spaces (appendix 3)

b)	The lease agreement shall also include an entitlement for the Lessee, its staff and third parties with which it does business, to use, at the same time as the Lessor and all other persons authorized by it, the roads and thoroughfares within the business park that provide access to the leased premises for them and for any vehicles needed for the operation of its company.

The Lessee is aware that a part of the building B is occupy by the International Academy of Osteopathy (IAO) – 532m2. IAO has a 3/6/9-year lease agreement with the Lessor (appendix 4). In case the Lessee would want to expand and lease the surfaces occupied by IAO, Lessee will inform the Lessor at least 7 months in advance of the intermediate terms of the leases, ie February 2018 and February 2021. The Lessor will then terminate the lease agreement with IAO to the benefit of the Lessee. Terms and conditions of the new lease will be identical to the terms of this agreement.

Article 3: Intended use

The premises shall be leased for use as offices and laboratories. The Lessee agrees to comply with this intended use for the duration of the lease.

The Lessee may not modify this intended use without the prior written consent of the Lessor, who shall always be entitled to reject the modification providing there are just grounds for doing so. It is expressly agreed that the intended used of the premises is an essential condition of this lease agreement, in the absence of which the Lessor would not have entered into the contract.

Under no circumstances may the leased premises be used to operate a retail business or a handicraft activity that entails direct contact with the general public, even if the premises are used as showrooms, thereby ensuring that this lease agreement is not, and shall never be, governed by the law of 30 April 1951 on commercial leases.

The Lessee shall refrain from performing, on the premises, any activity that could disrupt the tranquility and peaceful enjoyment of its neighbors and agrees to comply with Axisparc Technology’s specifications.

Each parking space shall be reserved exclusively for the parking of vehicles. It is strictly prohibited to store goods in those spaces or to wash or maintain vehicles. The Lessee shall not be authorized to hold public sales in the parking lot.

The Lessor reserves the right to modify or switch the designated parking bays, if this becomes necessary as a result of construction or maintenance work, or tenant turnover or for reasons of security or internal organization within the building, subject to the Lessor notifying the tenant of the change or switch.

Article 4: Term

This lease agreement shall take effect upon provisional acceptance of the building, which is currently scheduled to take place on July 1st 2016.

The lease has been concluded for a term of nine consecutive years and shall expire on June 30, 2025 without notice. Upon expiry of the lease agreement, continued occupation of the premises shall, under no circumstances, be interpreted as tantamount to tacit renewal of the lease.

Article 5: Annual rent

Destination	Unit price		Surface	Total
Offices first floor	145	€/m2	1.110m2	160,950	€
Offices ground floor	140	€/m2	1.174m2	164,360	€
Parking	500	€/lot	60	30,000	€

				355,310	€

The rent shall be payable quarterly at the start of each quarter and shall be paid into Dexia account number IBAN BE30 0682 4737 7511 held by Immobilière Belin 2 SA.

As a commercial gesture, the Lessor agrees to a 15.5-month rent-free period (the first 15.5 months). The first payment will cover the period from October 15, 2017 until end of December 2017. This incentive shall not cover any charges and taxes.

The charges shall be billed to the Lessee separately, as of the entry into force of the lease or, if the Lessee occupies the premise prior to the entry into force of the lease, as of the date of occupation of these premises.

Article 6: Rent adjustments

6.1.	Indexations shall be applied as follows:

6.1.1.	The rent shall be linked to the Kingdom’s health index, as stipulated in the Royal Decree of 12/24/93.

6.1.2.	Without it ever being lower than the last indexed rent, the rent shall be revised, automatically and as of right, on an annual basis on the anniversary date of entry into force of the lease based on the index for the month preceding that of the revision and using the formula below, the base index being that of the month preceding the signature of this lease agreement, pursuant to article 1728 a of the Civil Code (base index = August 2015).

New rent = Base rent x index for the month preceding the month of the revision
Base index

6.1.3.	In the event that the basis for calculating the official health index were to be modified or abolished, the parties expressly agree that the amount of the rent shall be pegged to the conversion rate published in the Belgian Official Gazette (Moniteur Belge) or to any other system that replaces this index.

6.2.	It is expressly agreed that any waiver by the Lessor of the rent increases pursuant to this article must be made in writing and signed by the latter.

6.3.	If, subsequently, VAT were to be applied to this type of lease, the cost shall be borne by the Lessee.

Article 7: Charges

A. Taxes

Property tax, as well as all other taxes and contributions in general of any kind that may be levied by any authority on the lease or on the occupation of the buildings, shall be borne by the Lessee.

The Lessee shall indemnify the Lessor with regard to any prejudice incurred by the latter as a result of delayed payment by the Lessee of the taxes for which it is liable.

The aforementioned taxes shall be reimbursed to the Lessor within 15 days of their notification to the Lessee.

B. Collective charges relating to Axisparc Technology

These charges relate mainly to the upkeep of thoroughfares, underground service networks and green areas, as well as the management company’s fees. Axisparc Technology’s management company shall communicate to the relevant owners and tenants a breakdown of the charges and a quarterly provisional bill for charges. The Lessee shall contribute to these costs proportionately to its share within the co-ownership, as stipulated in article 1.2 of this lease.

C. Collective and individual charges relating to the building

Since the Lessee is the only tenant in the building, there are no communal charges for the building and the tenant shall be liable for the cost of:

a)	Water, gas and electricity meter rental and consumption;

b)	Maintenance and cleaning of the premises, the rear, front and side façades and the inside and outside of the windows

c)	Premiums paid by the Lessor to insure the building, as specified in article 18, as well as the excess payable in the event of an insurance claim.

This list is not exhaustive, but rather indicative.

The Lessee shall contribute to these costs proportionately to its share within the co-ownership, as stipulated in article 1.2 of this lease.

D. Advance payment for collective charges

•	The Lessee shall pay the management company of Axisparc Technology an accrual of 5€/m2 of the premises to cover its share of the contribution to the communal charges for the leased premises. This percentage may be adjusted in light of the communal charges incurred in the previous year.

The Lessee shall pay an additional accrual of 19€/m2 of the premises to cover its share of the contribution to the communal charges for the leased premises. This percentage may be adjusted in light of the communal charges incurred in the previous year.

•	These advance payments shall be paid within 15 days of the management company sending the provisional bill for charges.

E. Final settlement of communal and individual charges

At the end of each year, Axisparc Technology’s management company shall draw up a final breakdown of the various charges mentioned in this article. Each tenant shall receive a final breakdown of the charges each quarter or, where applicable, each year, and shall pay the management company its outstanding contribution upon receipt of the breakdown of the charges or shall receive a refund in the event that its advance payments exceed the amount actually owed.

The management company may make provision, in its annual accounts, for advance payments for non-recurring charges arising from maintenance work to be carried on the communal areas for a period exceeding one year.

The Lessor may change the payment method used by the tenants to make the advance payments for charges in light of regulatory changes or modifications within Axisparc Technology and the building.

Article 8: Payment methods – Late payment

Rents, taxes, charges and all other sums owed by the Lessee under the terms of this lease shall be payable as of their due date, which shall constitute a formal notice to pay. They are assignable and shall be paid into the account designated by the Lessor.

Without prejudice to any other rights of, and actions filed by the Lessor, failure by the Lesser to pay any rents, taxes, charges and all other sums owed by it under this lease shall give rise, as of their due date, to the application, as of right and without prior formal notice, of a 7% rate of annual interest.

Article 9: Use of the premises

The Lessee agrees to make use of the premises with due diligence and, in particular, agrees to use the leased premises and other parts of the building in conformity with the provisions of article 10 below.

The maximum authorized ceiling loads, including the partition weight, may not exceed 350 kg/m2 on the upper stories, unless otherwise stipulated in the technical documentation.

The fitting, installation and use of telephones, radios and televisions, as well as teleprinters and other technical equipment inside the leased premises shall be done at the sole risk and expense of the Lessee and under its full and sole responsibility.

If the fitting of the aforementioned equipment is likely to require work outside the building, or in the communal areas, the Lessee shall submit a written request to the Lessor prior to the work. The Lessee shall ensure that its use of said equipment does not disrupt the enjoyment of the other occupants. This work shall be performed at the sole expense of the Lessee.

In accordance with the safety regulations, the fire doors shall never be kept open.

If the Lessee does not comply with its obligations with regard to the maintenance and state of repair of the leased premises, the Lessor shall be entitled, without prejudice to its other rights, to enter the premises and perform, at the Lessee’s expense, any work that the latter has failed to perform.

Article 10: Specifications for Axisparc Technology

The Lessee agrees to comply with the requirements of the specifications for Axisparc Technology, which it acknowledges it has received and agrees to.

These requirements may be added to, modified or amended by Axisparc Technology’s co-owners, in particular to preserve the luxury status of the buildings, to improve the conditions under which the buildings operate or to seek a better distribution of the clauses between the co-ownership by-laws and the other documents that would have to be produced if a new co-ownership were created (basic deed, co-ownership by-laws).

Article 11: Inventory of the premises at the start of the lease

An inventory of the premises at the start of the lease, which shall be final and binding on the parties, shall be drawn up prior to entry into force of the lease and, at the latest, by the time of effective occupation of the leased premises by the Lessee or finally, in the case of the laboratory to be fitted out by the Lessee on the leased premises pursuant to article 4, prior to the premises being fitted out for the Lessee.

This inventory shall be conducted either by an expert designated by the parties by mutual agreement or jointly by two experts, with each party designating and remunerating its own expert. The fees owed to the expert(s) shall be borne equally by both parties.

Article 12: Restitution of the premises

An inventory of the premises at the end of the lease shall be performed in accordance with the same procedure as that described in the previous article, so that the expert or experts can valuate the rental damage and, where applicable, the compensation to be paid to compensate for the unavailability of the premises. The decision of the expert(s), as at the time of the initial inventory, shall be final and binding on both parties.

Upon expiry of the lease, the Lessee shall leave the leased premises in the state of repair in which it accepted them, as stipulated in the inventory made at the start of the lease, allowing for normal wear-and-tear, but without any prejudice whatsoever to the provisions of article 13 below.

However, if the lease is terminated through the fault of, or due to circumstances attributable to the tenant, in a way other than described in the provisions article 4 of this lease contract, the tenant shall be deemed liable for all damage, including normal wear-and-tear, caused during the term of the lease.

It is expressly stipulated that any damage caused by fitting, modifying and removing partitions shall not constitute normal wear-and-tear and shall be attributable to the Lessee, notwithstanding disrepair and normal wear-and-tear.

The requisite restoration work shall be completed by the Lessee before expiry of the lease. Failing this, the Lessee shall be liable to pay, without prejudice to its other obligations, an unavailability compensation equivalent to the amount of the monthly rent at the end of the lease, plus charges and taxes, for the period of months of unavailability estimated by the expert(s), which shall be at least 1 month.

Insofar as is necessary, it is stipulated that if, for whatever reason, this lease were to be renewed and/or were to remain in force beyond the term mentioned in article 3 and no new inventory were drawn up on that occasion, the inventory drawn up at the start of this lease, as well as any addenda thereto, shall serve as a basis for determining the rental damage at the end of the lease.

Article 13: Fitting out, transformations and modifications

Any construction work, fitting out, embellishments, transformations, placing of advertising boards and/or satellite dishes, or new organization of the space on the premises shall be subject to the prior, express and written consent of the Lessor, which may not withhold its consent without reasonable cause.

The Lessor hereby declares that it agrees to the Lessee fitting out the laboratory on the leased premises.

In its request, the Lessee shall provide the Lessor with the work plans that it intends to implement or have implemented for it by a third party on the leased premises, as well as the scope of work, the specifications and the list of materials it intends to use. The Lessee agrees to use only materials that meet the applicable safety standards.

The Lessor shall notify the tenant of its position within 15 calendar days.

If, during and/or subsequent to implementation of the plans, one of the materials used were no longer to meet national or European safety standards and/or were to be downgraded, the Lessee shall be obliged to ensure its replacement as quickly as possible after the downgrading or the risk thereof has been brought to its attention. The removal work shall be performed by a company specifically authorized to do such work.

The Lessee shall ensure that the removal work does not affect parts of the building not leased under this agreement. Should the Lessee fail to repair any damage caused by the removal of hazardous materials within 15 working days of receiving a letter of formal notice from the Lessor, the Lessor shall be entitled to repair any damage or replace the damaged parts at the expense of the Lessee, who shall be bound to refund the Lessor upon presentation of the settled invoice for the work.

The work may only be performed at the expense of the Lessee, who shall bear sole liability in this respect.

The Lessor reserves the right to supervise, at its own expense, any work it has authorized and can require the Lessee to demonstrate proof of a suitable insurance policy.

Moreover, with regard to all work for which a permit is granted, the Lessee shall ensure compliance with all applicable regulations, particularly in terms of the building, operating or environment permits, as well as with any safety regulations applicable to the building, including the safety standards required by the insurer, the Lessor and the fire service.

In the event that significant modifications were to be made to the leased premises by the Lessee during the term of the lease and assuming the Lessor agrees for the leased premises to be delivered in their modified state following the modification work, the Lessor shall be entitled to draw up, at the sole expense of the Lessee, a rider to the inventory established at the start of the lease.

Upon expiry of the lease, the Lessor shall be entitled, without compensation, to preserve any changes, embellishments and modifications made to the premises, unless the Lessee wishes to take them when it leaves, or requires them to be removed and the premises restored partially or fully to their original state at the expense of the Lessee, even if the work was performed with the express consent of the Lessor, providing the latter requests that the Lessee remove these fittings in time to enable the premises to be restored to a pristine state prior to expiry of the contract. The same shall apply to all lighting, bell ringing systems, IT cabling, partitions, sound-proofing, etc. that the Lessee may have fitted.

Article 14: Work, repairs and maintenance

Only the cost of major repairs, as stipulated in the Civil Code, shall be borne by the Lessor, providing they are not attributable to the Lessee. The cost of all other repairs shall be borne by the Lessee.

The Lessee shall maintain the leased premises, at its own expense, in a good state of repair. It shall ensure that the premises and the inside of the windows are cleaned, and that they always remain clean.

If damage requiring repair by the tenant occurs, the Lessor may, subject to written notice sent by registered mail, require the Lessee to perform all the necessary repair work and complete it within two months of sending said written notice. Failure to do so shall entitle the Lessor to immediately have all the work performed at the risk and expense of the defaulting Lessee.

In such cases, the Lessee shall grant access to the leased premises to the Lessor, its representatives and the tradesmen designated by the Lessor, subject to his being forewarned of this, in order to check the state of repair of the leased premises and the building in general and to conduct the necessary inspections and repairs, even if these repairs affect a neighboring tenant, it being understood that this work shall be performed with due care and diligence.

The Lessee shall notify the Lessor, without delay and by registered mail, of any repairs required and for which the latter is liable. Should it fail to do this, the Lessee shall be held liable for any resulting damage and adverse consequences, for which the Lessor may not, under any circumstances, be held liable in the absence of said notification.

The Lessor shall take all steps necessary at the latest within two months of receipt of the registered letter mentioned in the previous paragraph.

In the event that the cost of the repairs is borne by the building’s insurers, the Lessee shall bear the cost of the excess charge, providing it is liable for the loss or the loss is attributable to it, and shall pay the difference between the amount paid out by the insurer and the actual price paid.

The Lessee shall, immediately and at its own expense, replace any broken, cracked or damaged windowpanes.

Article 15: Change of provisions

The Axisparc complex complies with the legal and regulatory provisions, particularly those pertaining to the environment, which were applicable at the time the building permit was granted.

The Lessee shall, under no circumstances, be liable for the clean-up or repair costs or for damage it and/or third parties incurred as a result of a complaint by a third party or an authority or pursuant to a breach of the applicable environmental legislation or regulations, with regard to the presence of pollutants or hazardous (e.g., asbestos) or prohibited substances on the leased premises, in the ground, the basements or in the groundwater, providing this damage or these costs are not the result of the activity performed by the Lessee on the leased premises subsequent to entry into force of this lease agreement.

The cost of any work required under administrative regulations and arising from the Lessee’s activity shall be borne by the latter, without there being any possibility for the Lessee to receive reimbursement from the Lessor when it leaves or to argue for termination of the lease on any grounds whatsoever. This work is subject to the provisions of article 13 of this lease agreement.

Article 16: Guarantee

In order to guarantee the performance of all its obligations under the lease agreement, the Lessee shall obtain, at the time of signing the lease and to the benefit of the Lessor, an irrevocable bank guarantee issued by a bank approved by the Lessor for an amount equal to half a year’s rent, i.e., 177.655 €. The Lessor shall have the right of approval of the guarantor and of the terms and conditions of the guarantee. In the event that the Lessee leases buildings built at later stages, this guarantee shall be adjusted accordingly. This guarantee shall be payable upon first request and payment shall only be requested in the event of gross negligence on the part of the Lessee.

The bank guarantee shall constitute an essential condition of this lease agreement, in the absence of which the Lessor would not have entered into the contract. Any breach of such an obligation shall be deemed serious, which the Lessee expressly accepts.

In the event of adjustments to the rent, the amount of the guarantee shall be adjusted accordingly so that it always equals a sum equivalent to 6 months’ rent.

The bank guarantee shall be issued prior to occupying the leased premises.

In any case, said terms and conditions of the guarantee shall stipulate that the guarantee is lodged for a period that shall expire at the earliest three months after expiry of the lease.

This guarantee shall be returned to the Lessee three months after the end of the lease, providing the latter can demonstrate that it has fully performed all its obligations under the lease. During the term of the lease, the guarantee may not, under any circumstances, be offered or allocated, in full or in part, by the Lessee in order to pay the rent or other contractual debts.

Should the Lessee be declared bankrupt, the guarantee may be used by the Lessor to compensate for payment arrears or other breaches by the Lessee of its obligations, including rents and communal charges.

Without prejudice to this guarantee, and in accordance with article 1752 of the Civil Code, the Lessee shall still be bound to keep the leased premises fitted with furnishings, the value of which is sufficient to cover at least 6 months’ rent.

The Lessor reserves the right, at any time, including after early termination of the lease, to request securities that are sufficient to cover the rent if the Lessee does not furnish the premises sufficiently.

Article 17: Assignment and subletting

The Lessee may only assign this lease agreement or sublet the premises, either in full or in part, after notifying the Lessor in writing, it being understood that the latter may refuse to authorize the assignment of the lease or the proposed subletting, providing there are justifiable reasons for doing so.

In the event that the Lessor approves the assignment or subletting, the Lessee, the sub-lessee, the assigner and the assignee shall be jointly and severally liable with regard to the Lessor for all obligations arising from this lease and the co-ownership regulations. The Lessee agrees to ensure that the sub-lessee or the assignee expressly commits to such obligations with regard to the Lessor. Failing this, the assignment or subletting cannot take place, even if the Lessor had given its prior written consent, except if, in that consent, it had expressly waived the need for such a commitment.

The term of the sublet shall, under no circumstances, exceed the term of this lease agreement.

Upon conclusion of the assignment or sublet agreement, providing it has been authorized, the Lessee shall provide the Lessor with a registered copy of the agreement.

Article 18: Hold harmless provision—Insurance

A. Hold harmless provision

1.	The Lessee hereby holds the Lessor harmless from any inconvenience and tangible and intangible damage that it might incur as a result of adverse events, such as fire, water damage or accidents. This includes, in particular, accidental damage and disruptions to water, gas, electricity, heating and bell ringing systems or any other technical systems within the building.

This provision shall apply to the Lessor, the companies within its group and their staff.

2.	The Lessee agrees to ensure that the sub-lessees, occupants and their representatives make the same written declaration with regard to the Lessor.

3.	In return, the Lessor shall, for the duration of the lease, hold the Lessee, the sub-lessees, occupants and their representatives, harmless from any damage covered by the fire insurance policy stipulated in point B 1 below.

4.	The aforementioned hold harmless provisions shall, however, be null and void when the person benefiting from them under normal circumstances intentionally caused the damage.

B. Insurance

1.	The Lessor shall take out, through the building’s co-ownership structure, and maintain, throughout the term of the lease, an insurance policy covering the leased premises. This insurance policy shall contain a hold harmless clause, as mentioned in point A.3. of this article; it shall, at all times, provide the broadest possible coverage, as deemed judicious by the Lessor and, in any case, shall cover damage caused as a result of strikes and riots: it shall also cover the Lessee, as the insured, for damage other than bodily harm caused to third parties by fire, explosion and water when the insurance loss accident originates on the leased premises.

2.	The Lessee shall take out, within one month of receiving the keys, as stipulated in article 26 of this lease agreement, and maintain, throughout the term of the lease, an insurance policy covering the contents of the leased premises. This policy shall contain a holds harmless clause, as mentioned in point A.l. of this article.

3.	The Lessor and the Lessee may, at any time, request proof of the existence of the insurance policies mentioned in 1 and 2 above and of the coverage they provide.

4.	The Lessee shall contribute to the cost of the insurance in accordance with the terms set out in article 7B of this lease. If an insurance loss is attributable to the Lessee, it shall be invoiced for the excess in the following quarterly bill for charges.

5.	Should the activities of the Lessee or of those accountable to the latter lead to increased insurance premiums for the Lessor and other tenants in the building, the cost of this increase shall be borne solely by the Lessee.

Article 19: Waiver of liability for the Lessor and its beneficiaries

The Lessee shall guard and effectively protect the premises it is leasing. It expressly and fully waives the liability of the Lessor and its beneficiaries in the event of theft at the leased premises.

In the event that administrative or judicial proceedings were filed against the Lessor due to the activity or presence of the Lessee on the leased premises, the Lessee agrees to hold the Lessor harmless and to bear the consequences of any resulting prosecution.

Article 20: Insolvency – Merger – Division

In the event that the Lessee is declared bankrupt or in receivership, the Lessor shall be entitled to terminate the lease without notice. The Lessee shall be obliged to notify the Lessor of any bankruptcy or receivership proceedings. The Lessor shall provide notice of its decision by registered mail within three months of receiving notification of the event justifying termination.

In such cases, the Lessee shall be liable to pay a basic, irreducible compensation equal to 6 months’ rent (which cannot be cumulated with the compensation foreseen in article 21), plus charges and its share of taxes, in addition to the rent, charges and taxes for the current quarter, and this without prejudice to the application of all articles in this lease, in particular articles 12, 13 and 14.

The Lessee shall notify the Lessor of any merger, absorption or break-up, without this being deemed grounds for the Lessor to terminate this contract.

Article 21: Judicial rescission

In the event of the judicial rescission of this lease due to the fault of the Lessee, the latter shall be liable to pay a basic, irreducible compensation equal to 6 months’ rent, plus charges and its share of taxes, in addition to the rent, charges and taxes for the current quarter and in addition to all other expenses that the Lessor is entitled to claim from the Lessee, and this without prejudice to the application of article 12 above.

This provision may, under no circumstances, be invoked by the Lessee in order to relieve itself of its obligations under this lease agreement.

The Lessee acknowledges that it has been apprised of and accepts the fact that any breach of the obligations under articles 3, 5, 7, 8, 13, 16, 17 and 18 shall be deemed sufficiently serious to justify the Lessor instigating proceedings to obtain rescission of this lease through the fault of the Lessee.

Article 22: Expropriation

In the event of expropriation for reasons of public interest, the lease shall expire on the date at which the expropriating public, private or general interest authority is to take ownership of the premises.

Under no circumstances may the compensation that the Lessee is entitled to demand from the expropriating authority lead to the reduction of the amount of the compensation payable to the Lessor by the expropriating authority. The Lessee shall not be entitled to any compensation from the Lessor and shall assert its rights with regard to the expropriating authority under separate proceedings.

The Lessor shall notify the Lessee, at the earliest opportunity, of any expropriation procedure and update it on the status of said procedure. In the event of expropriation, the Lessee shall not be bound to restore the leased premises to a state in which they could be leased out again, as stipulated in article 12.

Article 23: Access to the premises

The Lessee shall, at all times, allow access to the leased premises for the Lessor and its representatives, subject to at least two working days’ notice, in order to enable them to conduct inspections and, where applicable, perform any necessary repairs and maintenance.

During the six months preceding the end of the lease, as well as in the event of the sale of the building, the Lessee shall allow notices and advertising boards mentioning the name and telephone numbers of the real estate agent(s) and the characteristics of the premises to be displayed in visible parts of the building, where they cause no significant inconvenience for the Lessee, for the purpose of advertising the lease or sale of the building, and shall allow persons accompanied by a representative of the Lessor to visit the leased premises at all times between 9 a.m. and 5 p.m. from Monday to Friday.

Article 24: Registration and lease fees

This lease shall be registered by and in the name of the Lessee.

Regarding the collection of the registration fees, the parties estimate that the fees to be borne by the Lessee for this lease amount to 10% of the annual rent.

Article 25: Address for service

The Lessee declares that its address for service shall be the leased premises both during the term of the lease and any renewals, unless, after leaving the premises, it notified the Lessor of a new address for service, which must be in Belgium.

The Lessor’s address for service shall be its head office, as indicated above. The Lessee shall not be authorized to keep its head office at the leased premises subsequent to the expiry of the lease and agrees to have its address for service transferred at the latest one month after expiry of the lease.

Article 26: Key handover

The keys shall be provided to the Lessee, who shall only enjoy the premises after an agreement is reached on the designation of one or two experts responsible for the start-of-lease inventory and after all the conditions under this lease have been met by the tenant (including, but not restricted to, lodging a bank guarantee, taking out an insurance policy, paying the rent and charges, etc.).

Article 27: Comprehensive nature of the agreement

This lease constitutes a comprehensive agreement encompassing all of the agreements reached by the parties relating to its object.

This lease may only be modified through a mutual, signed agreement between both parties.

The following documents are an integral part of the lease agreement:

•	Appendix 1: Specifications for Axisparc Technology

•	Appendix 2: Architect’s plan

•	Appendix 3: Scope of work

Article 28: Applicable law

This contract shall be governed by Belgian law.

Article 29: Validity of the articles

The validity of this agreement shall not be affected by the annulment of one of the above articles or a part thereof.

In such an event, the article or the part thereof shall be deemed unwritten.

Done in Mont St Guibert, on October 15, 2015, in triplicate, one copy of which is intended for registration purposes.

The Lessee,	The Lessor,